Exhibit 99.1

Rezolve Ai Launches Groundbreaking $1 Billion Bitcoin Treasury to Fuel the Future of AI-Powered Crypto Commerce

$1 billion initiative to anchor the commercialization of Rezolve Ai and Tether’s crypto payment platform

New York, February 24, 2025 – Rezolve Ai (NASDAQ: RZLV), the trailblazer in AI-driven commerce solutions, today unveiled a bold $1 billion Bitcoin treasury programme, kickstarting with an initial $100 million investment. This visionary move underscores Rezolve Ai's unwavering commitment to revolutionizing global commerce by seamlessly integrating artificial intelligence, blockchain technology, and cryptocurrency.

The Bitcoin treasury is not just a financial strategy - it’s a game-changing initiative designed to directly support the planned launch of Rezolve Ai’s crypto payment platform, the recently announced initiative with Tether – the largest company in the digital asset industry. By establishing a robust Bitcoin reserve, Rezolve Ai is positioning itself to lead the charge in mainstream crypto adoption, enabling millions of consumers and retailers to transact effortlessly with Bitcoin, Tether, and other digital assets.

Daniel M. Wagner, CEO of Rezolve Ai, declared:

"This is more than an investment - it’s a statement of intent. We’re not just embracing the future of finance; we’re building it. Our $1 billion Bitcoin treasury is the fuel that will power our initiative with Tether, enabling seamless, AI-driven crypto payments for retailers and consumers worldwide. This is how we bridge the gap between traditional commerce and the digital asset revolution."

Why Bitcoin? The Rationale Behind the Treasury

Rezolve Ai’s $1 billion Bitcoin treasury is a strategic cornerstone of its broader vision to pioneer the future of AI-powered commerce. By allocating a significant portion of its reserves to Bitcoin, Rezolve Ai believes it is not only safeguarding its financial position against inflation and currency devaluation but also positioning itself to lead the integration of digital assets into everyday commerce. This treasury will serve as a foundational asset to support the commercialization of its AI-driven crypto payment platform, developed in collaboration with Tether. The initiative is intended to ensure that Rezolve Ai has the liquidity and flexibility to scale its operations globally, while also aligning with the growing demand for decentralized, secure, and efficient payment solutions. In essence, this move is about future-proofing Rezolve Ai’s financial ecosystem and enabling the seamless adoption of crypto payments for retailers and consumers worldwide.

Bitcoin, as the world’s most trusted and liquid cryptocurrency, offers unparalleled benefits:

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Inflation Hedge: In an era of economic uncertainty, Bitcoin serves as a reliable store of value, protecting Rezolve Ai’s balance sheet against inflationary pressures.
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Liquidity & Flexibility: Bitcoin’s global liquidity ensures that Rezolve Ai can swiftly deploy capital to support the rapid scaling of braincheckout and other crypto-commerce initiatives.
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Strategic Alignment: By holding Bitcoin, Rezolve Ai aligns itself with the future of money, ensuring it remains at the forefront of the digital economy.

The Future of Retail Payments

Later this year, Rezolve Ai expects to launch a revolutionary AI-powered crypto payment platform developed in collaboration with Tether. This groundbreaking solution will allow consumers to pay with Bitcoin, Tether, and other digital assets directly at the point of sale, while retailers benefit from the elimination of merchant fees, instant crypto-to-fiat conversions and AI-driven transaction intelligence.

"We aren’t just introducing a payment platform - it’s a paradigm shift," Wagner added. "We’re empowering consumers to use their digital assets in everyday transactions, while giving retailers the tools to thrive in the crypto economy. This is the future of commerce, and Rezolve Ai is leading the charge."

A Secure, Transparent, and Future-Proof Strategy

The Bitcoin treasury will be managed under a secured, transparent structure, with assets held in escrow accounts governed by strict protocols. This ensures maximum security for investors while providing Rezolve Ai with the flexibility to capitalize on Bitcoin’s long-term appreciation.

Why This Matters

Rezolve Ai’s Bitcoin treasury programme is more than a financial strategy - it’s a commercial initiative that positions the company as a pioneer in the convergence of AI, blockchain, and commerce. By integrating Bitcoin into its overall business strategy, Rezolve Ai is not only future-proofing its balance sheet but also laying the foundation for a new era of decentralized, AI-driven commerce.

Committed to crypto and AI

Rezolve Ai is committed to delivering cutting-edge AI solutions that empower retailers, merchants, and brands to thrive in the digital age. With the planned launch of its AI-powered crypto payment platform developed in collaboration with Tether and the establishment of its Bitcoin treasury, Rezolve Ai is poised to redefine the future of global commerce.

Advisors

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC acted as placement agent to Rezolve Ai in the transaction.

About Rezolve Ai

Rezolve Ai (NASDAQ: RZLV) is an industry leader in AI-powered solutions, specializing in enhancing customer engagement, operational efficiency, and revenue growth. The Brain Suite delivers advanced tools that harness artificial intelligence to optimize processes, improve decision-making, and enable seamless digital experiences. For more information, visit www.rezolve.com.

Media Contact

Rezolve Ai
Urmee Khan - Global Head of Communications
urmeekhan@rezolve.com
+44 7576 094 040

Investor Contact

CORE IR

+15162222560

investors@rezolve.com

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1996. The actual results of Rezolve Ai

Limited ("Rezolve") may differ from their expectations, estimates, and projections. Consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward looking statements in this press release include Rezolve’s expectations regarding the size of its Bitcoin treasury, the benefits of its Bitcoin treasury, and it’s ability to develop and launch a crypto payment platform in 2025. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) costs related to Rezolve's completed business combination with Armada Acquisition Corp. I; (3) changes in applicable laws or regulations; and (4) weakness in the economy, market trends, uncertainty, and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Rezolve does not undertake or accept any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.